Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements (“CFS”) and related notes that appear in this interim report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

Leishen Energy Holding Co., Ltd. (“Leishen Cayman”) was incorporated under the laws of Cayman Islands as an exempted company with limited liability on October 19, 2022. As a holding company with no material operations, Leishen Cayman conducts substantially all of its operations through its operating subsidiaries (collectively, the “Company”) in the PRC. The Company is a provider of clean-energy equipment and integrated solutions to the oil and gas industry, with a commitment to providing customers with high-performance, safe and cost-effective energy solutions. The Company’s major businesses segments include (i) clean-energy equipment; (ii) oil and gas engineering technical services; (iii) new energy production and operation; and (iv) digitalization and integration equipment. The Company’s business operations have expanded beyond the PRC to Central Asia, and Southeast Asia. At present, the Company holds 102 invention and utility model patent, 3 trademarks and 8 software copyrights.

On December 20, 2024, Leishen Cayman (Nasdaq: LSE) consummated its initial public offering (the “IPO”) of 1,375,000 ordinary shares, par value $0.001 at $4.00 per share (each, an “Ordinary Share”), with gross proceeds of $5.5 million. On January 8, 2025, Leishen Cayman issued and sold 150,000 additional Ordinary Shares at $4.00 per share, pursuant to the partial exercise of the Over-Allotment Option, resulting in additional gross proceeds of $600,000. As a result, Leishen Cayman raised aggregate gross proceeds of $6.1 million in the IPO. After deducting underwriting discounts and commissions, the Company received total net proceeds of $5.4 million.

The Company’s corporate structure as of March 31, 2025 was as follows:

The Company’s principal subsidiaries are as follows:

Legal Entity	Place of Incorporation	Date of Incorporation	Percentage of beneficial ownership	Principal activities
Leishen Energy Holding Co., Ltd (“Leishen Cayman”)	Cayman Islands	October 19, 2022	—	Holding company
Leishen Energy Group Holding Co.，Ltd. (“Leishen (Holding) Hong Kong”)	Hongkong, China	November 25, 2022	100%	Holding company
Leishen Energy Group Co., Ltd. (“Leishen Hong Kong”)	Hongkong, China	February 11, 2010	100%	Purchase and sale of oil and gas professional equipment and instruments
ZJY Technologies Co., Ltd. (“ZJY Technologies”)	Beijing, China	March 2, 2007	100%	Design and sale of oil and gas professional equipment and after-sales support, and oilfield digitalization and integration service
China Oil Blue Ocean Petroleum Technology Inc. (“China Oil Blue Ocean”)	Beijing, China	October 19, 2007	100%	Design and sale of oil and gas equipment and instruments, and engineering technology services
Leishen Energy Technology (Nanjing) Co.,Ltd. (“Leishen Nanjing”)	Nanjing, China	September 27, 2022	100%	Purchase and sale of oil and gas professional equipment and instruments
Leishen Green Energy Technology Development Co., Ltd. (“Beijing Leishen Green Energy”)	Beijing, China	January 29, 2018	100%	No business operations
Leishen Energy Technology (Shandong) Co., Ltd. (“Leishen Shandong”)	Shandong, China	September 14, 2010	100%	Sales of oil and gas professional equipment and instruments
Leishen Energy Services Co., Ltd. (“Leishen Services”)	Shandong, China	January 23, 2019	100%	No business operations
Sichuan Leishen Green Energy Co., Ltd. (“Sichuan Leishen Green Energy”)	Chengdu, China	January 19, 2020	100%	Natural gas consultation service
Sichuan Leishen Hongzhuo Energy Development Co., Ltd. (“Sichuan Leishen Hongzhuo”)	Chengdu, China	January 16, 2019	51%	Production, storage and transportation of natural gas (LNG/CNG)
Sichuan Huayou Huitong New Material Co. Ltd. (“Huayou Huitong”)	Chengdu, China	May 29, 2020	51%	Production and sales of bonded composite pipes
Xinjiang Breslin Oil and Gas Service Co., Ltd. (“Xinjiang Breslin”)	Xinjiang, China	August 22, 2024	100%	Purchase and sale of oil and gas professional equipment and instruments, and sales of oil and gas engineering technical service
Lionize Engineering Technology Limited	Hongkong, China	February 21, 2025	100%	No business operations

2

Results of Operations

Comparison of Results of Operations for the Six Months Ended March 31, 2025 and 2024

The following table summarizes our results of operations for the six months ended March 31, 2025 and 2024, and provides information regarding the dollar and percentage change during the six months.

	2025		2024		Variance
	Amount	% of revenue	Amount	% of revenue	Amount	%
	(Unaudited)		(Unaudited)
Revenues	$28,195,284	100%	$39,883,516	100.0%	$(11,688,232)	(29.3)%
Cost of revenues	(23,256,253)	(82.5)%	(28,963,360)	(72.6)%	5,707,107	(19.7)%
Gross profit	4,939,031	17.5%	10,920,156	27.4%	(5,981,125)	(54.8)%

Operating expenses:
Selling and marketing	635,306	2.3%	959,481	2.4%	(324,175)	(33.8)%
General and administrative	6,362,965	22.6%	3,700,169	9.3%	2,662,796	72.0%
Research and development	163,008	0.6%	116,232	0.3%	46,776	40.2%
Total operating expenses	7,161,279	25.5%	4,775,882	12.0%	2,385,397	49.9%

(Loss) income from operations	(2,222,248)	(8.0)%	6,144,274	15.4%	(8,366,522)	(136.2)%

Other income (expense):
Interest expense	(20,035)	(0.1)%	(33,087)	(0.1)%	13,052	(39.4)%
Exchange gains	45,795	0.2%	3,651	0.0%	42,144	1,154.3%
Income from equity investment	171,368	0.6%	65,043	0.2%	106,325	163.5%
Net investment income (loss)	826,153	2.9%	(116,219)	(0.3)%	942,372	(810.9)%
Interest income from loans receivable	50,805	0.2%	-	-	50,805	NA
Gains from disposal of property and equipment	116,311	0.4%	-	-	116,311	NA
Other income (expenses), net	77,831	0.3%	(10,935)	0.0%	88,766	(811.8)%
Total other income (expenses), net	1,268,228	4.5%	(91,547)	(0.2)%	1,359,775	(1,485.3)%

(Loss) income before income taxes	(954,020)	(3.5)%	6,052,727	15.2%	(7,006,747)	(115.8)%

Provision for income taxes	14,635	0.1%	879,909	2.2%	(865,274)	(98.3)%

Net (loss) income	(968,655)	(3.6)%	5,172,818	13.0%	(6,141,473)	(118.7)%
Less: net loss attributable to non-controlling interests	(344,240)	(1.2)%	(50,898)	(0.1)%	(293,342)	576.3%
Net (loss) income attributable to Leishen Energy Holding Co., Ltd.	$(624,415)	(2.4)%	$5,223,716	13.1%	$(5,848,131)	(112.0)%

3

Revenues

We have four revenue streams: clean-energy equipment sales, digitalization and integration equipment sales, new energy sales and delivery of oil and gas field engineering technical services. Revenues for the six months ended March 31, 2025 decreased by $11,688,232, or 29.3%, to $28,195,284 from $39,883,516 in 2024. The decrease in our revenues was primarily attributable to the decrease in revenue from sales of clean-energy equipment and new energy.

The following table sets forth the breakdown of our revenues for the six months ended March 31, 2025 and 2024:

	2025		2024		Variance
	Amount	%	Amount	%	Amount	%
	(Unaudited)		(Unaudited)
Clean-energy equipment	$13,196,043	46.8%	$21,184,069	53.2%	$(7,988,026)	(37.7)%
Digitalization and integration equipment	2,629,399	9.3%	1,694,214	4.2%	935,185	55.2%
New energy sales	10,337,148	36.7%	14,000,065	35.1%	(3,662,917)	(26.2)%
Oil and gas engineering technical services	2,032,694	7.2%	3,005,168	7.5%	(972,474)	(32.4)%
Total	$28,195,284	100.0%	$39,883,516	100.0%	$(11,688,232)	(29.3)%

Revenues from clean-energy equipment sales. Revenues from clean-energy equipment sales accounted for 46.8% and 53.2% of our revenues for the six months ended March 31, 2025 and 2024, respectively. Revenue from clean-energy equipment sales decreased by $7,988,026 or 37.7% to $13,196,043 for the six months ended March 31, 2025 from $21,184,069 in 2024. The decrease was mainly due to the decrease in number of orders from a major customer. We expect this revenue stream will increase in the following six months to one year due to market development efforts to develop new customers and renew contractual relationships with existing customers.

Revenues from digitalization and integration equipment sales. Revenues from digitalization and integration equipment sales accounted for 9.3% and 4.2% of our revenues for the six months ended March 31, 2025 and 2024, respectively. Revenue from digitalization and integration equipment sales increased by $935,185 or 55.2% to $2,629,399 for the six months ended March 31, 2025 from $1,694,214 in 2024. The increase was mainly due to increase in orders from existing customers.

Revenues from new energy sales. Revenues from new energy sales accounted for 36.7% and 35.1% of our revenues for the six months ended March 31, 2025 and 2024, respectively. Revenue from new energy production and operation sales decreased by $3,662,917 or 26.2% to $10,337,148 for the six months ended March 31, 2025 from $14,000,065 in 2024. The decrease was mainly due to the decline in domestic demand for LNG and CNG, and fierce competition in the domestic gas trade market.

Revenues from oil and gas engineering technical services. Revenues from oil and gas engineering technical services accounted for 7.2% and 7.5% of our revenues for the six months ended March 31, 2025 and 2024, respectively. Revenues from oil and gas field engineering technical services decreased by $927,474 or 32.4% to $2,032,694 for the six months ended March 31, 2025 from $3,005,168 in 2024. The decrease was due mainly to the decrease in settlement price of our compressor rental service. The average daily settlement price dropped from RMB6,277($874) in 2024 to RMB5,784($806) in 2025.

4

Cost of Revenues

The following table sets forth the breakdown of our cost of revenue for the six months ended March 31, 2025 and 2024:

	2025		2024		Variance
	Amount	%	Amount	%	Amount	%
	(Unaudited)		(Unaudited)
Clean-energy equipment	$10,528,452	45.3%	$13,025,854	45.0%	$(2,497,402)	(19.2)%
Digitalization and integration equipment	2,032,358	8.7%	1,283,765	4.4%	748,593	58.3%
New energy sales	10,178,056	43.7%	13,568,056	46.8%	(3,390,000)	(25.0)%
Oil and gas engineering technical services	517,387	2.3%	1,085,685	3.8%	(568,298)	(52.3)%
Total	$23,256,253	100.0%	$28,963,360	100.0%	$(5,707,107)	(19.7)%

Cost of clean-energy equipment sales decreased by $2,497,402, or 19.2%, to $10,528,452 for the six months ended March 31, 2025 from $13,025,854 in 2024, which was mainly due to the 37.7% decrease in related sales revenue.

Cost of digitalization and integration equipment sales increased by $748,593, or 58.3%, to $2,032,358 for the six months ended March 31, 2025 from $1,283,765 in 2024, which was mainly due to the increase in sales of digitalization and integration equipment.

Cost of new energy sales decreased by $3,390,000 or 25.0% to $10,178,056 for the six months ended March 31, 2025 from $13,568,056 in 2024, which was mainly due to the decrease of sales of new energy.

Cost of oil and gas engineering technical services decreased by $568,298 or 52.3% to $517,387 for the six months ended March 31, 2025 from $1,085,685 in 2024, which was mainly due to the decrease of oil and gas engineering technical services settlement price.

Gross Profit

Gross profit was $4,939,031 for the six months ended March 31, 2025, a decrease of $5,981,125 compared to $10,920,156 in 2024. Gross margin decreased to 17.5%, representing a 9.9% decline compared to 2024, mainly due to a decrease in gross margin on clean-energy equipment for the six months ended March 31, 2025 from 27.4% in 2024.

Our gross profit and gross margin by revenue types were as follows:

	Six Months Ended March 31,
	2025		2024		Variance
	Gross Profit	Gross Margin %	Gross Profit	Gross Margin %	Gross Profit	Gross Margin %
Clean-energy equipment	$2,667,591	20.2%	$8,158,215	38.5%	$(5,490,624)	(18.3)%
Digitalization and integration equipment	597,041	22.7%	410,449	24.2%	186,592	(1.5)%
New energy sales	159,092	1.5%	432,009	3.1%	(272,917)	(1.6)%
Oil and gas engineering technical services	1,515,307	74.5%	1,919,483	63.9%	(404,176)	10.6%
Total	$4,939,031	17.5%	$10,920,156	27.4%	$(5,981,125)	(9.9)%

5

Gross profit for clean-energy equipment sales decreased by $5,490,624 to $2,667,591 for the six months ended March 31, 2025, compared to $8,158,215 in 2024. The decrease in gross profit was due mainly to decrease of equipment sales. Gross margin decreased by 18.3% to 20.2%, primarily attributable to unfavorable product mix as we sold fewer high-margin products, such as compressors and expanders in the six months ended March 31, 2025 than in the comparable period of 2024.

Gross profit for digitalization and integration equipment sales increased by $186,592 to $597,041 for the six months ended March 31, 2025, compared to $410,449 in 2024. Gross margin decreased by 1.5%, to 22.7% for the six months ended March 31, 2025, from 24.2% in 2024. The decrease in gross margin was mainly attributable to higher production cost.

Gross profit for new energy sales decreased by $272,917 to $159,092 for the six months ended March 31, 2025, compared to $432,009 for the comparable period in 2024. The decrease in gross profit was mainly due to the decline in domestic demand for LNG and CNG, and fierce competition in the domestic gas trade market, which led to a reduction in overall sales prices and lower gross profit.

Gross profit for oil and gas engineering technical services decreased to $1,515,307 for the six months ended March 31, 2025 from $1,919,483 in 2024 due to the decrease of revenue. Gross margin increased by 10.6%, to 74.5% for the six months ended March 31, 2025, from 63.9% in 2024. The increase in gross margin was attributable to efforts to reduce our overall service costs.

Operating Expenses

Operating expenses were as following:

	Six Months Ended March 31,
	2025		2024		Variance
	Amount	%	Amount	%	Amount	%
	(Unaudited)		(Unaudited)
Selling and marketing	$635,306	8.9%	$959,481	20.1%	$(324,175)	(33.8)%
General and administrative	6,362,965	88.8%	3,700,169	77.5%	2,662,796	72.0%
Research and development	163,008	2.3%	116,232	2.4%	46,776	40.2%
Total operating expenses	$7,161,279	100.0%	$4,775,882	100.0%	$2,385,397	49.9%

Selling and marketing Expenses

Selling and marketing expenses consist primarily of shipping and warehouse fees, consulting fees, bidding fees and payroll and benefits for employees involved in the sales and distribution functions. Selling and marketing expenses were $635,306 for the six months ended March 31, 2025, a decrease of $324,175, or 33.8%, from $959,481 in 2024. The decrease was due mainly to lower sales commissions resulting from reduced order volume, as well as decreases in shipping, warehousing and technical consulting fees. Selling and marketing expenses may increase as more production orders will lead to a higher commission fees and technical fees.

General and Administrative Expenses

General and administrative (“G&A”) expenses consist primarily of payroll and related costs for employees involved in general corporate functions, including accounting, finance, tax, legal and human resources, professional fees and other general corporate expenses as well as costs associated with the use by these functions of facilities and equipment, such as depreciation and rental expenses. Our G&A expenses were $6,362,965 for the six months ended March 31, 2025, an increase of $2,662,796, or 72.0%, from $3,700,169 in 2024. The increase was due mainly to (i) an increase of $988,000 in legal and auditing fees; and (ii) an increase of $1,942,900 of provision for expected credit losses in light of the slowdown of the PRC economy and difficult macroeconomic conditions. G&A expenses may continue to increase due to higher compliance and management requirements after the Company’s IPO.

6

Research and development expenses

R&D expenses consist primarily of payroll and related costs for employees involved in research functions and other general corporate expenses as well as costs associated with the use by these functions of facilities and equipment, such as depreciation and rental expenses. Our R&D expenses were $163,008 for the six months ended March 31, 2025, an increase of $46,776 from $116,232 in 2024 due to more materials used in R&D activities.

Other income (expenses), net

Other income (expenses) was as follows:

	Six Months Ended March 31,
	2025		2024		Variance
	Amount	%	Amount	%	Amount	%
	(Unaudited)		(Unaudited)
Interest expense	$(20,035)	(1.6)%	$(33,087)	36.1%	$13,052	(39.4)%
Exchange gains	45,795	3.6%	3,651	(4.0)%	42,144	1,154.3%
Income from equity investment	171,368	13.5%	65,043	(71.0)%	106,325	163.5%
Net investment income (loss)	826,153	65.1%	(116,219)	127.0%	942,372	(810.9)%
Interest income from loans receivable	50,805	4.0%	-	-	50,805	NA
Gain from disposal of property and equipment	116,311	9.3%	-	-	116,311	NA
Other income (expenses), net	77,831	6.1%	(10,935)	11.9%	88,766	(811.8)%
Total other income (expenses), net	$1,268,228	100.0%	$(91,547)	100.0%	$1,359,775	(1,485.3)%

Income from equity investment

Income from equity investment increased by $106,325, or 163.5%, to $171,368 for the six months ended March 31, 2025, from $65,043 for the six months ended March 31, 2024. The increase was mainly due to investee’s profitability during the six months ended March 31, 2025.

Net investment income (loss)

Net investment income increased by $942,372, or 810.9%, to $826,153 for the six months ended March 31, 2025, from net loss of $116,219 for the six months ended March 31, 2024. The increase was mainly due to the increase in the fair value of the trading securities.

Gain from disposal of property and equipment

For the six months ended March 31, 2025, The Company disposed of production equipment with net book value of RMB 4,846,387 ($676,199), received RMB 5,680,000 ($792,510) in cash, and recognized a gain on disposal of RMB 833,613 ($116,311).

Income Taxes

Our income tax was $14,635 for the six months ended March 31, 2025, a decrease of $865,274, or 98.3% from income tax of $879,909 in 2024.

Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% EIT rate while preferential tax rates, tax holidays, and even tax exemptions may be granted on case-by-case basis. The PRC tax authorities grant preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Since China Oil Blue Ocean was approved as an HNTE in December 2022, China Oil Blue Ocean is entitled to a reduced income tax rate of 15% beginning October 2022 and is able to enjoy the reduced income tax rate through October 2025. Since ZJY Technologies was approved as an HNTE in December 2022, ZJY Technologies is entitled to a reduced income tax rate of 15% beginning October 2022 and is able to enjoy the reduced income tax rate through October 2025. For the six months ended March 31, 2025 and 2024, our effective tax rates were -1.5% and 14.5%, respectively. The decrease in the effective tax rate was mainly due to the decrease in taxable income.

7

Net (loss) income

As a result of the foregoing, our net (loss) income for the six months ended March 31, 2025 and 2024 was loss of $968,655 and income of $5,172,818, respectively.

Net loss attributable to non-controlling interests

Non-controlling interests are recognized to reflect the portion of net income that is not attributable, directly or indirectly, to the Company as the controlling shareholder. For the Company’s consolidated subsidiaries, non-controlling interests are a minority shareholder’s 49% ownership interest in Sichuan Huayou Huitong New Material Co., Ltd and Sichuan Leishen Hongzhuo Energy Development Co., Ltd. Net loss attributable to non-controlling interest was $344,240 and $50,898 for the six months ended March 31, 2025 and 2024, respectively.

Net (loss) income attributable to Leishen Energy Holding Co., Ltd.

Net (loss) income attributable to Leishen Energy decreased by $5,848,131, or 112.0% from income of $5,223,716 for the six months ended March 31, 2024, to loss of $624,415 for the six months ended March 31, 2025.

Liquidity and Capital Resources

We are a holding company incorporated in the Cayman Islands. We conduct our operations primarily through our subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries in China. If our subsidiaries in China incur debt on their behalf, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, our subsidiaries in China are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. Our subsidiaries in China may also allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends.

Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior State Administration of Foreign Exchange of China (“SAFE”) approval as long as certain routine procedural requirements are fulfilled. However, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE and its local branches.

As of March 31, 2025 and September 30, 2024, we had cash of $18,794,536 and $5,811,798, respectively. Our current assets were $63,613,523 and $61,747,189 as of March 31, 2025 and September 30, 2024, respectively. Our current liabilities were $28,388,726 and $27,140,909 as of March 31, 2025 and September 30, 2024, respectively. Our current ratios as of March 31, 2025 and September 30, 2024 were 224.1% and 227.5%, respectively. Total equity as of March 31, 2025 and September 30, 2024 was $43,358,819 and $40,455,513, respectively.

As of March 31, 2025, we had cash approximately $18.8 million and total working capital of approximately $35.2 million. As of September 30, 2024, we had cash approximately $5.8 million, restricted cash of $1.5 million and total working capital of approximately $34.6 million. Presently, our principal sources of liquidity are from our cash flows from operations, initial public offering and bank loans.

8

As of March 31, 2025, we had outstanding bank loans of approximately $3.9 million. We also entered into operating leases for our factory. The following table sets forth our contractual obligations as of March 31, 2025:

Payment Due by Period
		Less than			More than
Contractual Obligations	Total	1 year	1 – 3 years	3 – 5 years	5 years
Operating lease obligations	$719,162	$91,114	$179,442	$179,442	$269,164
Loan Principal Obligations	3,879,935	3,879,935	-	-	-
Total	$4,599,097	$3,971,049	$179,442	$179,442	$269,164

On December 20, 2024, we consummated our IPO and raised net proceeds of $5.4 million after deducting underwriting commission. We believe our current working capital is sufficient to support our operations for the next 12 months. We may, however, need additional cash in the future if we experience changes in business conditions or other developments. Our management believes it is necessary to enhance collection of outstanding accounts receivable and other receivables, and to be cautious on operational decisions and project selection. The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. Our management is confident that the Company’s accounts receivable and other receivables are collectable.

Cash Flows Analysis

The following table sets forth a summary of our cash flows for the periods indicated:

Six Months Ended March 31, 2025 and 2024

	2025	2024
	(Unaudited)	(Unaudited)
Net cash (used in) provided by operating activities	$(1,981,527)	$5,066,328
Net cash provided by (used in) investing activities	5,664,522	(2,193,078)
Net cash provided by financing activities	7,987,112	402,911
Effect of foreign exchange rate on cash	(176,524)	16,239
Net increase in cash	11,493,583	3,292,400
Cash at the beginning of the period	7,301,014	4,619,075
Cash at the end of the period	$18,794,597	$7,911,475

Operating Activities

Net cash used in operating activities was $1,981,527 for the six months ended March 31, 2025, an increase of $7,047,855 from net cash provided by $5,066,328 for 2024. It was primarily due to the following: a) decrease of $5,253,314 in cash provided by accounts receivable and notes receivable, for reducing the use of notes and increase of the cash in payment; (b) an increase of $1,995,631 in cash used in advance payment to suppliers; (c) an increase of $1,766,789 in cash used in inventories for the fulfilment of new production orders; d) decrease of $365,346 in advance payment from customers due to fewer new orders in this period. These were partially offset by a decrease of $2,585,767 in cash used in accounts payable, for decreased orders in this period.

9

Investing Activities

Net cash provided by investing activities was $5,664,522 for the six months ended March 31, 2025, and net cash used in investing activities was $2,193,078 for the six months ended March 31, 2024. It was primarily due to: a) the purchase of property and equipment of $160,561 and $430,021 for the six months ended March 31, 2025 and 2024, respectively; b) purchase of short-term investments of $17,231,516 and $1,691,462 for the six months ended March 31, 2025 and 2024, respectively; c) maturities of short-term investments of $24,563,110 and nil for the six months ended March 31, 2025 and 2024, respectively; d) proceeds on disposal of property and equipment of $701,336 and nil for the six months ended March 31, 2025 and 2024, respectively; and e) loans to third parties of $2,299,751 and nil for the six months ended March 31, 2025 and 2024, respectively.

Financing Activities

Net cash provided by financing activities was $7,987,112 for the six months ended March 31, 2025. We obtained net borrowings of $2,733,921 via bank loans as working capital, and received approximately $5.4 million from IPO.

Net cash provided by financing activities was $402,911 for the six months ended March 31, 2024. We borrowed $113,759 via bank loans as working capital, and received $329,899 from non-controlling interests shareholders. And we paid $40,747 as offering cost.

Loan Facilities

(1) On April 18, 2023, the Company obtained a loan of RMB 670,000 ($93,317) from Shenzhen Qianhai Webank. From April 18, 2023 to March 31, 2025, the Company repaid RMB 638,095 ($88,893) in total. As of March 31, 2025, the balance of RMB 31,905 ($4,445) was outstanding. The amount was repaid on April 14, 2025.

(2) On April 18, 2023, the Company obtained a loan of RMB 400,000 ($55,711) from Shenzhen Qianhai Webank with. From April 18, 2023 to March 31, 2025, the Company repaid RMB 380,952 ($53,070) in total. As of March 31, 2025, the balance of RMB 19,048 ($2,654) was outstanding. The amount was repaid on April 14, 2025.

(3) On August 25, 2023, the Company obtained a loan of RMB 6 million ($835,864) from Bank of China Chengdu Hi-TechIndustrial Development Zone Sub-branch, which was due August 24, 2024. RMB 100,000 ($13,931) was repaid on July 25, 2024. On August 23, 2024, RMB 5,900,000 ($821,932) was refinanced and extended to August 23, 2025. The amount was repaid on August 23, 2025.

(4) On November 21, 2023, the Company obtained a loan of RMB 2 million ($278,559) from Bank of China Chengdu Hi-TechIndustrial Development Zone Sub-branch, which due November 20, 2024. RMB 100,000 ($13,931) was repaid in October, 2024. RMB 1,900,000 ($ 264,690) was refinanced and extended to October 15, 2025. RMB 100,000 ($13,931) was repaid on September 16, 2025.

(5) On March 18, 2025, the Company obtained a loan of RMB 10 million ($1,393,107) from Industrial and Commercial Bank of China Beijing Yayuncun Sub-branch, which is due March 17, 2026.

(6) On March 25, 2025, the Company obtained a loan of RMB 10 million ($1,393,107) from Industrial and Commercial Bank of China Beijing Yayuncun Sub-branch, which is due March 24, 2026.

Contingencies

From time to time, the Company may be subject to legal proceedings, claims and disputes that arise in the ordinary course of business. Amounts accrued, as well as the total amount of possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the CFS.

Contractual Obligations

The Company leases certain office spaces and factories under operating lease agreements. Future minimum lease payments are $91,114 for the 12 months ending March 31, 2026.

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Critical Accounting Estimates

Our CFS are prepared in accordance with accounting principles generally accepted in the U.S., which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities. On an ongoing basis, we evaluate our estimates, including those estimates that may have a significant effect on our financial condition and results of operations. Our significant accounting policies are disclosed in Note 2 to our CFS. We base our estimates and judgment on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

We consider an accounting estimate to be critical if:

(a)	the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and

(b)	the impact of the estimate on financial condition or operating performance is material.

There are other items within our financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements.

For a detailed description of our significant accounting policies and related judgments, please see Note 2. You should read the following description of critical accounting estimates in conjunction with our CFS and other disclosures included in our annual report for the year ended September 30, 2024.

Expected Credit Losses

Nature of estimate: Accounting Standards Update (ASU) No. 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” requires us to record the full amount of expected credit losses for the life of a financial asset at the time it is originated or acquired, adjusted for subsequent changes in expected lifetime credit losses.

Assumptions: The Company assesses collectability by reviewing receivables on a collective basis where similar characteristics exist, primarily based on the size and nature of specific customers’ receivables. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the receivable balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Our allowance for expected credit losses is based on its assumptions regarding the probability of default. The expected probability of payment and time to default, which include assumptions about macroeconomic factors and customers’ performance. We recognized $3,317,683 and $1,374,786 expected credit losses of receivables and advances to suppliers for the six-months period ended March 31, 2025 and 2024, respectively.

Our estimate of the key assumptions did not change significantly throughout the periods presented.

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